vtech INTERIM REPORT 2005/2006 中期報告書

Holdings

for the six months ended 30th September 2005
截至二零零五年九月三十日止六個月

Corporate Information

Board of Directors

Executive Directors

Allan WONG Chi Yun
Chairman and Group Chief Executive Officer

Albert LEE Wai Kuen
Deputy Chairman

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Audit Committee

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

Remuneration Committee

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

Company Secretary

CHANG Yu Wai

Qualified Accountant

Shereen TONG Ka Hung

Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

Auditors

KPMG
Certified Public Accountants
Hong Kong

American Depositary Receipts

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

VTech continued to demonstrate significant improvement in operations with strong growth in profit and a double-digit percentage increase in revenue in the first half of the financial year 2006. The Group's performance reflects management's success in restoring profitability at the telecommunication products business, continuing momentum at the electronic learning products (ELP) business, particularly in the V.Smile product range, and further growth at the contract manufacturing services (CMS) business.

Results

Group Performance Review

Group revenue for the six months ended 30th September 2005 increased by 22.9% over the same period of the financial year 2005 to US$561.7 million. Profit attributable to shareholders surged by approximately 4.5 times or 444.7% to US$46.3 million. Earnings per share increased by more than four times or 428.9% to US20.1 cents, compared to US3.8 cents in the corresponding period last year.

The Group's liquidity position was strong, with net cash as at 30th September 2005 amounting to US$101.6 million. Total interest bearing liabilities were largely unchanged at US$0.1 million. The ratio of gross debt to shareholders funds stood at 0.04%.

Dividend

The substantial improvement in profit and the Group's solid financial position has allowed the Board of Directors (the "Board") to declare an increased interim dividend of US6.0 cents per ordinary share, against US1.0 cent per ordinary share in the first half of the financial year 2005.

Operations Review

Profit Recovery at Telecommunication Products Business

The telecommunication products business achieved a marked progress in the first half of the financial year 2006. The business returned to profitability despite a slight decline in revenue of 2.3% over the corresponding period last year to US$297.0 million. The recovery in profit on the back of lower revenue reflects management's success in improving the cost structure of the business. During the period, the telecommunication products business accounted for 52.9% of Group revenue.

The decrease in revenue was mainly attributable to the planned reduction in sales to the North American market, as the management streamlined the product lines and exited low margin business arrangements. As a result, sales from the region dropped by 16.5% to US$209.8 million.

Although the North American sales were reduced, the cost structure was greatly improved through a comprehensive re-engineering programme, which contributed to a recovery in profit. The programme included a number of initiatives, one of which was to integrate the product management, marketing communications and channel marketing functions in the US sales office, resulting in sustainable improvements to our entire supply chain process. A portion of the cost savings has since been invested in strengthening our product design capability. Considerable effort has been put into analysing the competitive landscape, and understanding user demands and retailer expectations, to ensure that the revamped product line will be much more in line with market demand.

In contrast to the market in North America, the business again performed well in Europe as it benefited from the increasingly open market. Revenue from the region increased by 95.8% over the first six months of the financial year 2005 to US$78.7 million. The growth was primarily driven by increasing orders from existing customers, mainly the leading fixed-line telephone operators, and orders from new customers.

Telecommunication Products Revenue by Region
for the six months ended 30th September 2005

	%	US$ million
North America	**70.6**	**209.8**
Europe	**26.5**	**78.7**
Asia Pacific	**1.2**	**3.4**
Others	**1.7**	**5.1**
Total	**100.0**	**297.0**



Strong Performance at ELP Business

The ELP business had an excellent six months, led by strong sales of the V.Smile product range. Revenue was more than doubled or up by 104.0% over the same period last year to US$194.0 million, accounting for 34.5% of Group revenue. This reflects a full six months' contribution from the V.Smile product range. The profitability of the business also rose substantially as a result of this factor.

The V.Smile product range, including the V.Smile TV Learning System, its portable version V.Smile Pocket, cartridges and accessories contributed approximately 50% of the total ELP revenue for the first half of the financial year 2006. The ratio of cartridges to consoles also increased as compared to the same period last year. This demonstrates the competitive advantages of V.Smile as a first mover in the market, with a more varied portfolio of cartridges, superior features and economies of scale that allow us to price attractively.

V.Smile Pocket has added a new avenue of growth to the V.Smile product range and sales have met management expectations. The product has garnered numerous accolades during the period, among them inclusion in the Toys "R" Us "Joy List" and the "Hot Dozen" list from *Toy Wishes* Magazine, lists of toys anticipated to be the top choices for children in the upcoming holiday season in the United States. During the period, more new cartridges with popular characters were shipped to support the momentum of V.Smile.

Although V.Smile undoubtedly took the spotlight, our traditional ELPs also sold well and recorded a double-digit percentage increase in revenue during the period. Among these is the Write & Learn Series, which uses proprietary writing recognition technology to provide young children with fun toys that encourage basic writing skills.

Geographically, revenue from North America continued to rise as the business regained further lost shelf space. Revenue from the region showed a robust increase of almost two times or 197.1% over the same period last year to US$92.7 million. Further growth was recorded in Europe, where revenue grew by 57.9% to US$88.6 million as VTech maintained its leadership position in all major categories. The business also achieved positive developments in other markets such as Latin America and Scandinavia, where revenue remained small but growth was encouraging.

Electronic Learning Products Revenue by Region
for the six months ended 30th September 2005

	%	US$ million
North America	**47.8**	**92.7**
Europe	**45.7**	**88.6**
Asia Pacific	**3.2**	**6.2**
Others	**3.3**	**6.5**
Total	**100.0**	**194.0**



Solid Growth at CMS

The CMS business continued to deliver solid growth and make a steady contribution to Group profit. Revenue increased by 21.9% over the first six months of financial year 2005 to US$70.7 million, representing 12.6% of Group revenue.

The rise in revenue came across the board, largely from existing customers. During the period, the business once again outperformed the global Electronic Manufacturing Services (EMS) industry by posting a higher revenue growth. This success reflects our ability to provide a high quality and cost effective "one-stop shop" service to our focus customer base of small and medium sized enterprises (SMEs).

The quality of our service was again given recognition, as in August 2005 we received a 2004 Service Award from a customer in the professional audio equipment area, in appreciation of our outstanding service and support during the year 2004.

Professional audio equipment and switching mode power supplies continued to be the major product categories for the CMS business, followed by home appliances and wireless products.

Geographically, revenue growth was seen in all markets for the CMS business. Particularly strong growth was recorded in the Asia Pacific region, with revenue rising by 58.8% over the same period last year to US$21.6 million. This was due to a significant increase in business from Japan in the areas of home appliances and medical equipment. Europe remained the major market for the business, accounting for 42.3% of total CMS revenue. Revenue from North America also posted a 13.6% increase to US$19.2 million, maintaining a similar proportion of total CMS revenue as for the same period last year.

Contract Manufacturing Services Revenue by Region
for the six months ended 30th September 2005

	%	US$ million
North America	27.1	19.2
Europe	42.3	29.9
Asia Pacific	30.6	21.6
Total	100.0	70.7



New Manufacturing Facilities in Qingyuan

Our new manufacturing facilities in Qingyuan city, in the northern part of Guangdong province in China has begun operations in November 2005. This 49,000 square metre facility gives VTech access to a less expensive supply of labour and electricity. It will allow us gradually to bring the plastics production for the telecommunication products in house, and to achieve savings in the long run.

Outlook – Cautiously Optimistic

Despite the generally strong results in the first half, and the positive developments at our businesses, there are clearly external factors that could adversely affect the outlook for the second half of the financial year 2006.

Most importantly, consumer spending in the United States, our largest market, has been robust in recent years but may be adversely affected by rising interest rates, higher gasoline prices and other effects such as the recent spate of hurricanes that have hit the west coast. It should be noted that retailers in the United States have already taken a more cautious approach in their inventory.

In addition, we are well aware of the continuing need to control costs in light of high energy prices, rising labour costs and also the impact of RoHS, the European environmental directive that will become mandatory in July 2006. All of these have added pressure on our gross margins. The recent upward revaluation of the Renminbi has already led to a small increase in our operating cost and further upward revaluation cannot be ruled out.

Nonetheless, VTech is well positioned for the future. The telecommunication products business is now on a firmer footing, with a rationalised cost structure that is supporting profitability. The business, with its dual AT&T and VTech brands, will benefit from further consolidation in the US cordless phone market, as retailers seek to reduce the number of suppliers. The revamped product lines, however, will not be introduced to the market until the early 2006 and hence will have only a modest impact on revenue during the current financial year. We expect the business will expand further in Europe as the market continues to open up and companies increase sourcing from Asia.

For the ELP business, point of sales data thus far suggest continued growth compared to the same period last year, as we retain our strong position in Europe and have gained more shelf space in the United States. We are also confident that V.Smile product range will continue to build on its competitive advantages. We expect that the revenue split between the first and the second half of the current financial year will return to a more even pattern.

The CMS business is forecast to maintain healthy growth as the global EMS market continues to expand, but we need to achieve continued improvement in internal operations to offset the pressures on input and labour costs.

Finally, I would like to take this opportunity to thank my fellow Directors, as well as the management and all our employees for the contribution they have made for the Group's continued progress, and to our shareholders, customers and suppliers for their support.

VTech is moving forward to accomplish its mission of being the most cost effective designer and manufacturer of innovative and high quality consumer electronics products. We look forward to a solid second half and further progress in the years ahead.

Allan WONG Chi Yun
Chairman

Hong Kong, 23rd November 2005

Group Results

Group revenue for the six-month period ended 30th September 2005 reached US$561.7 million, an increase of US$104.6 million or 22.9% over the corresponding period last year. This was mainly due to higher sales at the ELP and CMS businesses, offsetting a slight decrease in revenue at the telecommunication products business as compared with the same period of the financial year 2005. In particular, the ELP business recorded a 104.0% increase in revenue, owing to strong sales of the V.Smile product range and this reflects a full six months' contribution from V.Smile. V.Smile Pocket has also added a new avenue of growth to the V.Smile product range. The CMS business benefited from the strong demand from existing customers and achieved a growth in revenue of 21.9%. The revenue of the telecommunication products business from the North American market decreased as management streamlined product lines and exited low margin business arrangements. However the business continued to make progress in developing the European markets, where revenue rose by 95.8% over the same period of the financial year 2005. This resulted in an overall 2.3% decline in the total telecommunication products revenue.

Group Revenue
for the six months ended 30th September


US$ million
600
540
480
420
360
300
240
180
120
60
0
457.1
561.7
2004
2005

As a result of the strong performance of the ELP business and the lower sales at the telecommunication products business in North America, the ELP business revenue has continued to grow as a proportion of Group revenue, expanding from 20.8% in the first half of the financial year 2005 to 34.5% in the current financial year. Meanwhile, 52.9% of the Group's revenue for the current period came from the telecommunication products business and 12.6% from the CMS business.

Group Revenue by Product Line
for the six months ended 30th September 2005

	%	US$ million
Telecommunication Products	**52.9**	**297.0**
Electronic Learning Products	**34.5**	**194.0**
Contract Manufacturing Services	**12.6**	**70.7**
Total	**100.0**	**561.7**



For the Group as a whole, the North American market accounted for 57.3% or US$321.7 million of the Group's revenue while Europe and Asia Pacific accounted for 35.1% or US$197.2 million and 5.6% or US$31.2 million respectively. This change in the relative contribution of the three regions mainly reflects the impact of sales increases from all three businesses of the Group in Europe, combined with the sales reduction of the telecommunication products business in North America. In addition, the Asia Pacific region recorded encouraging revenue growth, as both ELP and CMS businesses made further developments in the region.

Group Revenue by Region
for the six months ended 30th September 2005

	%	US$ million
North America	**57.3**	**321.7**
Europe	**35.1**	**197.2**
Asia Pacific	**5.6**	**31.2**
Others	**2.0**	**11.6**
Total	**100.0**	**561.7**



Profit attributable to shareholders for the six-month period ended 30th September 2005 increased by 444.7% to US$46.3 million, as compared to US$8.5 million recorded in the same period last year. The strong growth in Group profit demonstrates management's success in restoring profitability at the telecommunication products business, continuing strong momentum at the ELP business and further growth in the CMS business.

Profit Attributable to Shareholders
for the six months ended 30th September


US$ million
50
45
40
35
30
25
20
15
10
5
0
8.5*
46.3
2004
2005

* including a non-recurring receipt of US$3.3 million arising from settlement of an indemnification claim during the first half of the financial year 2005.

The gross profit of the Group rose significantly to US$187.7 million from US$133.5 million in the corresponding period of the last financial year. Gross margin for the period improved from 29.2% to 33.4%. The improvement in gross margin was mainly due to the change in the sales mix, the continued success of the V.Smile product range, and the improvement of the cost structure of the telecommunication products business.

In line with increased sales, selling and distribution costs rose by 4.0% mainly because of higher promotional spending. However, selling and distribution costs as a percentage of Group revenue actually decreased from 18.6% in the first six months of the last financial year to 15.7% in the same period of the current financial year, owing to management's success in maintaining a tight control over cost. Administrative and other operating expenses were US$30.8 million, an increase of US$12.2 million over the same period of last year. The increase was mainly due to an exchange loss of US$4.6 million recorded in the current financial period as a result of depreciation of the Euro and Sterling against the US dollar. On the contrary, an exchange gain of US$1.6 million was recorded in the last financial period. Besides, in the first half of the previous financial year, the Group realised a gain of US$1.8 million from the disposal of factories and related entities in Mexico. No such gain was recorded in the current financial period.

In accordance with the new International Financial Reporting Standard 2 "Share-based Payments" which was newly adopted by the Group for the financial year 2006, the administrative and other operating expenses of the Group has reflected the change to include a share option expense of US$1.0 million for the first half of the financial year 2006. The financial impact for the financial year 2005 was insignificant and no adjustment was made in the same corresponding period of last year.

For the six-month period ended 30th September 2005, the Group spent US$18.3 million on R&D, which represented 3.3% of Group revenue.

Liquidity and Financial Resources

The Group's financial resources continued to be strong. As at 30th September 2005, the Group had cash on hand of US$101.7 million. The Group is substantially debt-free, except for certain interest bearing liabilities amounting to US$0.1 million which will be fully repaid within five years. The Group's borrowings were denominated in Euro and United States dollars, and were on a fixed-rate basis and secured against certain equipment of the Group. The Group has adequate liquidity to meet its future working capital requirements.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposures to fluctuations in foreign currency exchange arising from the Group's global operations. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts were used to hedge against major exposures.

Working Capital

The level of stock and trade debtors as at 30th September 2005 was US$184.4 million and US$245.9 million, as compared to US$124.2 million and US$162.3 million as at 31st March 2005. The increase in stock level was primarily to cater for the increased demand for ELPs for the coming holiday season. The increase in trade debtors was mainly due to increase in sales at ELP business in the first six months period. Meanwhile, the turnover days for stock and trade debtors improved to 106 days and 57 days respectively, compared to 115 days and 62 days in the corresponding period last year.

Condensed Consolidated Income Statement

	Note	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million	(Audited) Year ended 31st March 2005 US$ million
Revenue	2	**561.7**	457.1	1,022.0
Cost of sales		**(374.0)**	(323.6)	(693.2)
Gross profit		**187.7**	133.5	328.8
Selling and distribution costs		**(88.4)**	(85.0)	(182.6)
Administrative and other operating expenses		**(30.8)**	(18.6)	(51.7)
Research and development expenses		**(18.3)**	(20.0)	(38.5)
Net receipts from an indemnification claim		**-**	3.3	6.7
Operating profit	2 & 3	**50.2**	13.2	62.7
Net finance income	4	**1.8**	0.4	1.0
Share of results of associates		**-**	-	-
Profit from ordinary activities before taxation		**52.0**	13.6	63.7
Taxation	5	**(5.7)**	(5.1)	(6.8)
Profit attributable to shareholders		**46.3**	8.5	56.9
Interim dividend	6	**14.3**	2.3	2.3
Final dividend	6			27.3
Earnings per share (US cents)	7			
— Basic		**20.1**	3.8	25.2
— Diluted		**19.9**	3.7	24.9

Condensed Consolidated Statement of Changes in Shareholders' Funds

	Note	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million	(Audited) Year ended 31st March 2005 US$ million
Shareholders' funds at beginning of period		**203.3**	162.6	162.6
Exercise of share options		**11.2**	0.1	0.1
Exercise of warrants		**3.3**	-	-
Realisation of hedging reserve		**-**	-	3.1
Fair value gains/(losses) on hedging during the period		**1.4**	(0.2)	(3.1)
Capital reserve on employee share option scheme		**1.0**	-	-
Exchange translation differences		**(2.5)**	0.5	1.8
Net gains and losses not recognised in the income statement		**14.4**	0.4	1.9
Profit attributable to shareholders		**46.3**	8.5	56.9
Dividends approved and paid during the period	6	**(28.0)**	(15.8)	(18.1)
Shareholders' funds at end of period		**236.0**	155.7	203.3

Condensed Consolidated Balance Sheet

	Note	(Unaudited) 30th September 2005 US$ million	2004 US$ million	(Audited) 31st March 2005 US$ million
Non-current assets				
Tangible assets	8	**50.9**	53.8	52.6
Leasehold land payments		**3.4**	1.8	1.8
Deferred tax assets		**5.7**	3.9	2.6
Investments		**0.3**	0.2	0.2
		60.3	59.7	57.2
Current assets				
Stocks		**184.4**	185.8	124.2
Debtors and prepayments	9	**268.7**	206.3	175.7
Taxation recoverable		**1.2**	1.6	2.4
Cash and cash equivalents		**101.7**	60.8	123.9
		556.0	454.5	426.2
Current liabilities				
Creditors and accruals	10	**(318.0)**	(308.0)	(231.3)
Provisions		**(47.9)**	(40.8)	(41.2)
Borrowings		**-**	(0.2)	(0.1)
Taxation payable		**(12.6)**	(7.6)	(6.7)
		(378.5)	(356.6)	(279.3)
Net current assets		**177.5**	97.9	146.9
Total assets less current liabilities		**237.8**	157.6	204.1
Non-current liabilities				
Borrowings		**(0.1)**	(0.1)	(0.1)
Deferred tax liabilities		**(1.7)**	(1.8)	(0.7)
		(1.8)	(1.9)	(0.8)
Net assets		**236.0**	155.7	203.3
Capital and reserves				
Share capital	11	**11.9**	11.3	11.3
Reserves	12	**224.1**	144.4	192.0
Shareholders' funds		**236.0**	155.7	203.3

Condensed Consolidated Cash Flow Statement

	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million	(Audited) Year ended 31st March 2005 US$ million
Net cash generated from/(used in) operating activities	**0.8**	(21.9)	49.6
Net cash used in investing activities	**(9.7)**	(4.5)	(11.4)
Net cash used in financing activities	**(13.5)**	(18.0)	(20.5)
Effect of exchange rate changes	**0.2**	-	1.0
(Decrease)/Increase in cash and cash equivalents	**(22.2)**	(44.4)	18.7
Cash and cash equivalents at beginning of the period	**123.9**	105.2	105.2
Cash and cash equivalents at end of the period	**101.7**	60.8	123.9

1 Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") including compliance with International Accounting Standard 34 – Interim Financial Reporting adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31st March 2005 included in the interim condensed consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2005 are available at the company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 22nd June 2005.

The same accounting policies adopted in the 2005 annual financial statements have been applied to the interim condensed consolidated financial statements except for the accounting policy changes for the adoption of International Financial Reporting Standard 2 – Share-based payment ("IFRS2"). In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1st January 2005, in order to comply with IFRS2, the Group recognises the fair value of such share options as an expense in the consolidated income statement. A corresponding increase is recognised in a capital reserve within equity. Employees are required to meet vesting conditions before they become entitled to the options and the Group recognises the fair value of the options granted over the vesting period. The Group has taken advantage of the transitional provisions of IFRS2 in respect of share options and has applied IFRS2 only to share options granted after 7th November 2002 that had not vested on or before 1st January 2005. The effect of the revised policy has decreased consolidated profits for the current period by US$1.0 million with the corresponding amounts credited to the capital reserve. The adoption of IFRS2 has no significant impact on the Group's financial position as at 31st March 2005 and its results of operations for the year then ended.

2 Segment Information

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format – business segments

	(Unaudited) Six months ended 30th September			
	Revenue 2005 US$ million	Revenue 2004 US$ million	**Operating profit/(loss) 2005 US$ million**	Operating profit/(loss) 2004 US$ million
Telecommunication and electronic products	**561.3**	456.2	**50.6**	13.4
Other activities	**0.4**	0.9	**(0.4)**	(0.2)
	561.7	457.1	**50.2**	13.2

Secondary reporting format – geographical segments

	(Unaudited) Six months ended 30th September			
	Revenue 2005 US$ million	Revenue 2004 US$ million	**Operating profit/(loss) 2005 US$ million**	Operating profit/(loss) 2004 US$ million
North America	**321.7**	299.5	**21.4**	1.2
Europe	**197.2**	123.4	**22.8**	6.4
Asia Pacific	**31.2**	22.5	**3.3**	1.4
Others	**11.6**	11.7	**2.7**	4.2
	561.7	457.1	**50.2**	13.2

3 Operating Profit

The operating profit is arrived at after charging/(crediting) the following:

		(Unaudited) Six months ended 30th September	
	Note	**2005 US$ million**	2004 US$ million
Depreciation charges	8	**8.8**	9.3
Loss on disposal of tangible assets		**0.5**	0.2
Gain on disposal of subsidiaries		**-**	(1.0)
Gain on disposal of assets held for sale		**-**	(0.8)

4 Net Finance Income

	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million
Interest expenses	-	(0.1)
Interest income	**1.8**	0.5
	1.8	0.4

5 Taxation

	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million
Company and subsidiaries		
Income tax		
Hong Kong	**7.5**	2.9
U.S.A.	**0.2**	1.9
Other countries	**0.1**	0.3
Deferred tax		
Origination and reversal of temporary differences	**(2.1)**	–
	5.7	5.1
Current tax	**7.8**	3.9
Underprovision in prior years	**-**	1.2
Deferred tax	**(2.1)**	–
	5.7	5.1

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

6 Dividends

(a) Dividends attributable to the period:

	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million
Interim dividend of US6.0 cents (2004: US1.0 cent) per share declared	**14.3**	2.3

The interim dividend declared after the balance sheet date has not been recognized as a liability at the balance sheet date.

(b) The final dividend of US12.0 cents (2004: US7.0 cents) per share for the year ended 31st March 2005, but proposed after that date, was estimated to be US$27.3 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 12th August 2005. This final dividend was approved by shareholders at the Annual General Meeting on 12th August 2005. As a result of shares issuance upon exercise of share options during the period between 1st April 2005 and 12th August 2005 (Note 11), the final dividend paid in respect of the year ended 31st March 2005 totaled US$28.0 million (2004: US$15.8 million).

7 Earnings per Share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$46.3 million (2004: US$8.5 million).

The basic earnings per share is based on the weighted average of 230.6 million (2004: 225.6 million) ordinary shares in issue during the period. The diluted earnings per share is based on 232.5 million (2004: 230.6 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

8 Tangible Assets

	(Unaudited) US$ million
At 1st April 2005	52.6
Additions	9.5
Disposals	(0.6)
Transfer to leasehold land payments	(1.4)
Depreciation	(8.8)
Effect of changes in exchange rate	(0.4)
At 30th September 2005	**50.9**

9 Debtors and Prepayments

Total debtors and prepayments of US$268.7 million (31st March 2005: US$175.7 million) includes trade debtors of US$245.9 million (31st March 2005: US$162.3 million).

An aging analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2005 US$ million	(Audited) 31st March 2005 US$ million
0-30 days	**133.8**	73.2
31-60 days	**74.1**	53.9
61-90 days	**29.5**	21.3
>90 days	**8.5**	13.9
Total	**245.9**	162.3

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

10 Creditors and Accruals

Total creditors and accruals of US$318.0 million (31st March 2005: US$231.3 million) includes trade creditors of US$162.5 million (31st March 2005: US$98.2 million).

An aging analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2005 US$ million	(Audited) 31st March 2005 US$ million
0-30 days	**66.8**	45.2
31-60 days	**57.8**	23.5
61-90 days	**26.2**	18.1
>90 days	**11.7**	11.4
Total	**162.5**	98.2

11 Share Capital, Share Options and Warrants

Share Capital

	(Unaudited) 30th September 2005 US$ million	(Audited) 31st March 2005 US$ million
Authorised		
Ordinary shares: 400,000,000 (31st March 2005: 400,000,000) of US$0.05 each	**20.0**	20.0

	(Unaudited) 30th September 2005 No of shares	**US$ million**	(Audited) 31st March 2005 No of shares	US$ million
Issued and fully paid				
Ordinary shares of US$0.05 each:				
Balance as at 1st April 2005	**225,627,133**	**11.3**	225,627,133	11.3
Issued shares upon exercise of share options	**8,677,000**	**0.4**	–	–
Issued shares upon exercise of warrants	**3,000,000**	**0.2**	–	–
Balance as at 30th September 2005	**237,304,133**	**11.9**	225,627,133	11.3

Note: Subsequent to the balance sheet date and up to 23rd November 2005, the issued and fully paid share capital of the Company was increased to 238,114,133 ordinary shares upon the exercise of 785,000 share options at the exercise price of HK$10.2 per share and 25,000 share options at the exercise price of HK$8.71 per share.

Share Options

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

As at 30th September 2005, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 8,723,000, which represented approximately 3.7% of the then issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

Date of grant (Note 1)	**Exercise price**	**Exercisable period** (Note 2)	**Balance in issue at 1st April 2005**	**Number of share options granted during the period**	**Number of share options exercised during the period**	**Number of share options lapsed during the period** (Note 6)	**Balance in issue at 30th September 2005**
26th February 2002 to 26th March 2002	HK$10.2	26th February 2005 to 25th March 2007	9,645,000	–	(8,112,000) (Note 4)	(70,000)	**1,463,000**
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	760,000	–	(565,000) (Note 5)	–	**195,000**
20th April 2004 to 19th May 2004	HK$15.0	20th April 2007 to 19th May 2009	2,135,000	–	–	(50,000)	**2,085,000**
19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	–	–	–	**1,500,000**
23rd March 2005 to 22nd April 2005	HK$11.41	23rd March 2008 to 22nd March 2010	1,480,000	–	–	–	**1,480,000**
12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	–	2,000,000 (Note 3)	–	–	**2,000,000**
			15,520,000	2,000,000	(8,677,000)	(120,000)	**8,723,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted. However, options shall be automatically vested to the grantees when the grantees reach

Note 3: On 12th August 2005, the Company granted 2,000,000 options to Mr. Allan WONG Chi Yun, a director of the Company and its subsidiaries pursuant to the 2001 Scheme to subscribe for 2,000,000 ordinary shares of the Company at a price of HK$19.3 per ordinary share. The closing price of the Company's shares traded on The Stock Exchange of Hong Kong Limited on 11th August 2005, being the date immediately before the date on which the options were granted, was HK$19.5 per share.

Note 4: An aggregate of 8,112,000 share options were exercised at the exercise price of HK$10.2 during the financial period. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$16.8 per share.

Note 5: An aggregate of 565,000 share options were exercised at the exercise price of HK$8.71 during the financial period. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.7 per share.

Note 6: No options were cancelled during the period.

Share option expenses charged to the condensed consolidated income statement are determined with the Black-Scholes models based on the following assumptions:

	Date of grant			
	20th April 2004	**19th November 2004**	**23rd March 2005**	**12th August 2005**
Fair value of each share option as of the date of grant	HK$5.1	HK$2.6	HK$3.1	HK$5.4
Closing price at the date of grant	HK$15.0	HK$10.9	HK$11.4	HK$19.3
Exercise price	HK$15.0	HK$11.03	HK$11.41	HK$19.3
Expected volatility	50.7%	49.1%	47.5%	48.0%
Annual risk-free interest rate	3.5%	2.8%	4.0%	3.9%
Expected average life of options	3.5 years	3.5 years	3.5 years	3.5 years
Expected dividend yield	2.6%	7.1%	5.5%	5.1%

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date.

Warrants

Pursuant to a warrant instrument dated 19th January 2000 of the Company, the Company granted AT&T warrants (the "AT&T Warrants") carrying rights to subscribe for 3,000,000 ordinary shares in the Company at a subscription price of HK$20.0 per share on or before 18th January 2012 as part of the consideration of a trademark licence agreement between the Company and AT&T Corp. whereby AT&T Corp. granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireline telephones and accessories in the United States and Canada.

Pursuant to a Revised AT&T Brand Licence Agreement dated 24th January 2002, the subscription price of the AT&T Warrants was revised to HK$8.43 per share (being the lower of the initial subscription price of HK$20.0 per share and the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five (5) dealing days immediately preceding 15th July 2002) and the expiration date of these warrants was amended to 12th December 2011.

An aggregate of 3,000,000 warrants have been exercised during the financial period and no warrants were outstanding as at 30th September 2005.

12 Reserves

	(Unaudited) 30th September 2005 US$ million	(Audited) 31st March 2005 US$ million
Share premium	**88.3**	74.4
Other properties revaluation reserve	**6.1**	6.1
Revenue reserve	**134.7**	116.4
Exchange reserve	**(7.4)**	(4.9)
Capital reserve	**1.0**	–
Hedging reserve	**1.4**	–
	224.1	192.0

13 Capital Commitments

	(Unaudited) 30th September 2005 US$ million	(Audited) 31st March 2005 US$ million
Capital commitments for property, plant and equipment:		
Authorised but not contracted for	**26.2**	45.1
Contracted but not provided for	**11.7**	2.9
	37.9	48.0

14 Approval of Interim Report

The interim report was approved by the Board of Directors on 23rd November 2005.

Interim Dividend

The directors have declared an interim dividend in respect of the six months ended 30th September 2005 of US6.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 16th December 2005.

The interim dividend will be payable on 4th January 2006 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 22nd December 2005.

Closure of Register of Members

The register of members of the Company will be closed from 12th December 2005 to 16th December 2005, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 9th December 2005.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Share Capital, Share Options and Warrants

Details of the movements in share capital, share options and warrants of the Company are shown in note 11 to the condensed consolidated financial statements.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30th September 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company as recorded in the registers maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong (the "SFO") and according to the record of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") were as follows:

(1) Interests in the Company

Name of director	Number of shares			Equity derivatives (share options)	Total	Approximate percentage of shareholding
	Personal interest	Family interest	Other interest			
Allan WONG Chi Yun	15,454,393	3,968,683	74,101,153 (Note 1)	2,000,000	95,524,229	40.3%
Albert LEE Wai Kuen	2,549,332	–	–	1,500,000	4,049,332	1.7%
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	1,041,630	–	–	–	1,041,630	0.4%
Michael TIEN Puk Sun	–	–	1,123,000 (Note 2)	–	1,123,000	0.5%
Patrick WANG Shui Chung	–	–	–	–	–	–

Notes:

1. The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun, a director of the Company, is the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

2. The shares were registered in the name of Romsley International Limited which is a wholly-owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as the trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust of which Mr. Michael TIEN Puk Sun is the founder.

3. All the interests stated above represent long position.

(2) Share options of the Company

Name of director	Date of grant	Exercise price	Exercisable period (Note 1)	Number of share options held as at 1st April 2005	Number of share options held as at 30th September 2005
Allan WONG Chi Yun	26th February 2002	HK$10.2	11th March 2005 to 10th March 2007	2,000,000	– (Note 2)
Allan WONG Chi Yun	12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	–	2,000,000 (Note 3)
Albert LEE Wai Kuen	26th February 2002	HK$10.2	5th March 2005 to 4th March 2007	1,750,000	– (Note 4)
Albert LEE Wai Kuen	19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	1,500,000

Notes:

1. As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.
2. 2,000,000 share options were exercised, the weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$13.2 per share.
3. The closing price of the shares immediately before the date on which the options were granted was HK$19.5 per share.
4. 1,750,000 share options were exercised, the weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$13.7 per share.

Save as disclosed above, as at 30th September 2005, none of the directors and the chief executive of the Company has any interest or short position in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Codes for Securities Transactions by Directors of Listed Issuers containing in the HK Listing Rules or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules.

Substantial Shareholdings

As at 30th September 2005, according to the register maintained by the Company under Section 336 of the SFO and the records of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules and in so far as is known to the Company, the parties, (other than the directors and the chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests as at 30th September 2005 were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
Trustcorp Limited	Interest of Controlled Corporation (Note 1)	74,101,153	31.2%
Honorex Limited	Beneficial owner (Note 1)	1,416,325	28.2%
	Interest of Controlled Corporation (Note 1)	65,496,225	
Conquer Rex Limited	Beneficial owner (Note 1)	65,496,225	27.6%
Value Partners Limited	Investment Manager (Note 2)	28,043,000	11.8%
CHEAH Cheng Hye	Interest of Controlled Corporation (Note 2)	28,043,000	11.8%
Twin Success Pacific Limited	Beneficial owner (Note 1)	7,188,603	3.0%

Notes:

1. The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, is the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "directors' interests and short positions in shares, underlying shares and debentures" above.
2. Mr. CHEAH Cheng Hye is deemed to be interested in such shares through its 32.8% interest in Value Partners Limited.
3. All the interests stated above represent long positions.

Save as disclosed above, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in the shares, underlying shares and debentures of the Company as at 30th September 2005 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules.

Share Option Scheme

The Company operates share option scheme (the "2001 Scheme") for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the 2001 Scheme include executive directors (but excluding non-executive directors) and employees of the Company and/or any of its subsidiaries. Details of the 2001 Scheme are set out in note 11 to the condensed consolidated financial statements.

Connected Transaction

As announced on 6th April 2005, the Company has entered into a transaction which constituted a continuing connected transaction of the Company under Rule 14A.34 of the HK Listing Rules and Chapter 11 of the UK Listing Rules as set out below:

On 6th April 2005, the Company as tenant entered into a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing 1st April 2005 and expiring on 31st March 2007 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun ("Mr. WONG"), a director, chief executive and a substantial shareholder of the Company. Aldenham is a wholly indirect subsidiary of a trust in which the family members of Mr. WONG are beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the HK Listing Rules and the Lease constituted a continuing connected transaction under the HK Listing Rules.

Purchase, Sale or Redemption of Listed Shares

The Company has not redeemed any of its shares during the six months ended 30th September 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

Compliance with Code on Corporate Governance Practices

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the six months ended 30th September 2005, the Company has complied with all the code provisions of the Code on Corporate Governance Practices of the HK Listing Rules (the "Code") except for the deviations from code provisions A.2.1 and A.4.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of six are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term and subject to re-election. The non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation under the Company's Bye-laws, so that every non-executive directors shall retire at least once every three years.

Model Codes for Securities Transactions

The Company has adopted the Model Codes as set out in Appendix 10 of the HK Listing Rules and Appendix to Chapter 16 of the UK Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein.

Audit Committee

The Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, all are independent non-executive directors, has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations. Terms of reference of the Audit Committee which have been adopted by the Committee are posted on the Company's website.

The Audit Committee has reviewed with management of the Company the accounting principles and practices adopted by the Group and financial reporting matters including the review of the unaudited interim condensed consolidated financial statements for the six months ended 30th September 2005.

Information for Shareholders

Listings

Shares of VTech Holdings Limited are listed on both The Stock Exchange of Hong Kong Limited and London Stock Exchange Plc.

Ordinary shares are also available in the form of American Depository Receipts through the Bank of New York.

Stock Codes

The Stock Exchange of Hong Kong Limited	303
London Stock Exchange Plc	VTH
American Depository Receipts	VTKHY

Financial Calendar

Closure of Register of Members	12th – 16th December 2005 (both dates inclusive)
Payment of Interim Dividend	4th January 2006
FY2006 Annual Results Announcement	June 2006

Share Registrars

Principal

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road
Pembroke, Bermuda
Tel: (441) 299 3954
Fax: (441) 295 6759
Email: funds@bntb.bm

Hong Kong Branch

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel: (852) 2862 8628
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

UK Branch

Capita IRG Plc
Bourne House, 34 Beckenham Road
Kent BR3 4TU, DX91750
Beckenham West, United Kingdom
Tel: (44) 20 8639 2157
Fax: (44) 20 8639 2342
Email: ssd@capitaregistrars.com

Share Information

Board Lot:	1,000 shares
Issued Shares as at 30th September 2005:	237,304,133 shares

Dividend

Dividend per share for the six months ended 30th September 2005	US6.0 cents per ordinary share

Investor Relations Contact

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road
Tai Po, New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

Website

www.vtech.com
www.irasia.com/listco/hk/vtech

偉易達於二零零六財政年度上半年的盈利大幅上升，收入亦錄得雙位數字百分比的增長，繼續證明集團的營運已顯著改善。集團的表現反映管理層已成功令電訊產品業務恢復盈利貢獻、電子學習產品業務特別是V.Smile產品系列的強勁勢頭得以持續，以及承包生產業務進一步增長。

業績

集團表現回顧

截至二零零五年九月三十日止六個月期間，集團的收入較二零零五財政年度同期上升22.9%至561,700,000美元。股東應佔溢利增加約4.5倍或444.7%至46,300,000美元。每股盈利上升超過四倍或428.9%至20.1美仙，而去年同期則為3.8美仙。

集團流動資金充裕，於二零零五年九月三十日，集團持有淨現金101,600,000美元。計息負債總額基本不變，為100,000美元。總負債與股東資金比率為0.04%。

股息

有鑑於集團盈利顯著改善及財政狀況穩健，董事會宣布增加中期股息至每股普通股6.0美仙，上一財政年度同期則為每股普通股1.0美仙。

業務回顧

電訊產品業務恢復盈利貢獻

電訊產品業務於二零零六財政年度上半年的表現顯著進步。雖然收入較上一財政年度同期輕微下跌2.3%至297,000,000美元，但該業務已恢復盈利貢獻。收入減少而盈利回升，反映管理層成功改善電訊產品業務的成本結構。期內，電訊產品業務佔集團總收入的52.9%。

收入下跌主要是由於管理層有計劃地減少北美洲市場的銷售額，不但減少產品系列的數目，並退出低毛利的業務安排。因此，北美洲市場的收入下跌16.5%至209,800,000美元。

雖然北美洲市場的銷售額下跌，但透過全面的整頓計劃，成本結構已顯著改善，令業務恢復盈利貢獻。該整頓計劃包括多項的措施，其中一項是把美國銷售辦事處的產品管理、市場傳訊和市場推廣等部門重新整合，令整個供應鏈流程得到重大改善。此外，部分省下的成本已用於提升產品設計。集團亦致力分析市場競爭環境，了解用家的需要及零售商的期望，以確保新產品更迎合市場需要。

與北美洲市場相比，歐洲業務因受惠於當地市場的逐步開放，表現持續理想。收入較二零零五財政年度首六個月增加95.8%至78,700,000美元。增長主要由新客戶和現有客戶增加訂單所帶動，其中大多為主要的固網電話營運商。

按經營地區劃分的電訊產品收入
截至二零零五年九月三十日止六個月

	%	百萬美元
北美洲	70.6	209.8
歐洲	26.5	78.7
亞太區	1.2	3.4
其他	1.7	5.1
總計	100.0	297.0



電子學習產品業務表現強勁

V.Smile產品系列銷售額強勁，令電子學習產品業務於二零零六財政年度首六個月錄得驕人的成績，收入較上一財政年度同期增加超過一倍或104.0%至194,000,000美元，佔集團總收入的34.5%。這反映了V.Smile產品系列整六個月的銷售貢獻，該業務的盈利亦因此大幅上升。

按經營地區劃分的電子學習產品收入
截至二零零五年九月三十日止六個月

	%	百萬美元
北美洲	47.8	92.7
歐洲	45.7	88.6
亞太區	3.2	6.2
其他	3.3	6.5
總計	100.0	194.0



V.Smile產品系列，包括V.Smile 電視學習系統 (V.Smile TV Learning System)、其手提版V.Smile Pocket、V.Smile的遊戲盒帶及其他配件佔電子學習產品業務於二零零六財政年度上半年的總收入約50%。遊戲盒帶的銷量對主機的比例亦較上一財政年度同期為高。這正好反映V.Smile作為市場先驅所具備的多項優勢，包括多元化的遊戲盒帶、卓越的性能及因規模經濟效益而令產品的定價具吸引力。

V.Smile Pocket為V.Smile產品系列增添另一增長動力。該產品的銷售額符合管理層的預期，並獲得多個獎項，其中包括入選玩具反斗城「Joy List」及*Toy Wishes*雜誌「Hot Dozen」名單，預計於即將來臨的佳節，入選的玩具將會是美國兒童的禮物首選。期內，集團付運更多以深受歡迎的卡通人物為主角的新款遊戲盒帶，以承接V.Smile的勢頭。

V.Smile固然備受注目，但集團的傳統電子學習產品系列亦銷售理想，期內的收入更錄得達雙位數字百分比的增幅。其中包括Write and Learn系列，該系列採用偉易達獨有的手寫輸入識別技術，以鼓勵孩童練習基本的書寫技巧。

按地區劃分，電子學習產品業務繼續在北美洲市場取回所失的貨架空間，收入較上一財政年度同期銳增接近兩倍或197.1%至92,700,000美元。歐洲市場亦持續錄得增長，收入上升57.9%至88,600,000美元，這是由於偉易達於所有主要產品系列均保持領導地位的成果。該業務於開發其他市場如拉丁美洲和北歐亦取得進展，收入雖少但增長卻令人鼓舞。

承包生產業務穩健增長

承包生產業務持續錄得穩健的增長，為集團盈利作出穩定的貢獻。該業務的收入較上一財政年度首六個月上升21.9%至70,700,000美元，佔集團總收入的12.6%。

該業務在不同產品類別的收入均錄得增長，當中主要來自現有客戶。期內，該業務的收入增幅顯示其表現再次超越環球電子製造服務業，此成就反映偉易達能為其主要客戶 — 中小企業提供卓越而有效率的一站式服務。

期內，偉易達的服務質素再次受到肯定。於二零零五年八月，承包生產業務榮獲一位從事專業音響設備的客戶頒發二零零四年服務獎，表揚集團於二零零四年為該客戶提供優質的服務和支援。

專業音響設備和開關電源供應產品仍然是承包生產業務的主要產品類別，其次為家庭電器和無線產品。

按地區劃分，承包生產業務於所有市場的收入均錄得增長，其中以亞太地區的增幅特別強勁，收入較上一財政年度同期上升58.8%至21,600,000美元，這主要是由於日本市場的家庭電器及醫療設備訂單顯著增加所帶動。歐洲仍然是承包生產業務的最大市場，佔該業務總收入的42.3%。北美洲市場的收入增加13.6%至19,200,000美元，佔該業務總收入的比率與去年同期相若。

按經營地區劃分的承包生產業務收入
截至二零零五年九月三十日止六個月

	%	百萬美元
北美洲	27.1	19.2
歐洲	42.3	29.9
亞太區	30.6	21.6
總計	100.0	70.7



於清遠新增生產設施

集團在中國廣東省北部清遠市設立的新廠房已於二零零五年十一月正式投產。新廠房佔地共49,000平方米，集團能因此利用當地較便宜的勞動力和電力，逐步自行生產電訊產品業務所需的塑膠製品，長遠而言達到節省成本的目的。

前景－審慎樂觀

雖然集團上半年的業績表現強勁，三項業務均獲得正面的發展，但明顯地一些外圍因素有可能對本財政年度下半年的前景構成負面影響。

當中最為重要的是集團的最大市場美國，近年的消費者開支雖然強勁，但情況可能會受到利率上升、高油價及其他不利因素，譬如西岸早前受到連串颶風吹襲所影響。美國的零售商對存貨亦已抱持較謹慎的態度。

此外，集團正面對高能源價格、勞動力成本上升及歐洲環保指令RoHS將於二零零六年七月實施的影響，因此必須繼續控制成本，而這些因素皆對集團的毛利率構成壓力。最近人民幣升值已令集團的營運成本輕微上升，而且亦不能排除人民幣會有再升值的可能。

儘管如此，集團已為未來作好準備。現時電訊產品業務的基礎更紮實，經整頓後的成本結構對該業務的盈利起了支持作用。美國無繩電話市場的零售商正設法減少供應商的數目，令經營AT&T和VTech兩個品牌的電訊產品業務將受惠於該市場的整固。針對美國市場的新產品系列將於二零零六年初才會推出，因此對本財政年度的收入影響不大。由於歐洲市場正逐步開放，加上當地的公司在亞洲的採購活動不斷增加，集團預期歐洲市場的業務將進一步擴展。

直至目前為止的銷售點數據顯示，由於集團在歐洲保持強勢，並於美國取得更多的貨架空間，令電子學習產品業務的銷售額與去年同期比較錄得持續增長。集團亦有信心V.Smile產品系列將可繼續發揮其競爭優勢，並預期電子學習產品業務於本財政年度上下半年的收入比例，將會回復較為平均的情況。

承包生產業務預期將會隨環球電子製造服務業發展而保持穩健的增長，但集團將繼續改進內部營運，以減輕原料及勞動力成本上漲的壓力。

最後，我希望藉此機會感謝董事會、管理層及全體員工為了令集團不斷進步所作出的貢獻，還有股東、客戶及供應商對集團的鼎力支持。

偉易達正向其使命邁進 — 以最具成本效益的方法，設計和生產創新及優質的消費電子產品。我們期待集團下半年繼續穩健發展，未來更進一步。

主席
黃子欣
香港，二零零五年十一月二十三日

集團業績

截至二零零五年九月三十日止六個月期間，集團收入為561,700,000美元，較上一財政年度同期增加104,600,000美元，升幅為22.9%。收入上升，主要是因為電子學習產品和承包生產業務的銷售額增加，抵銷了電訊產品業務的收入較上一財政年度同期輕微下跌的情況。其中電子學習產品業務的表現尤其突出，收入增加104.0%，因V.Smile產品系列的銷售額強勁，這亦反映了V.Smile產品系列整六個月的銷售貢獻。而V.Smile Pocket亦為V.Smile產品系列增添了另一增長動力。承包生產業務因現有客戶的需求強勁，收入上升21.9%。至於電訊產品業務方面，因為管理層減少產品系列的數目，並退出低毛利的業務安排，令北美洲市場的收入下跌。不過，該業務在歐洲市場方面的發展繼續取得進展，收入較二零零五財政年度同期增加95.8%。電訊產品業務的總收入則下跌2.3%。

集團按產品類別劃分的收入
截至二零零五年九月三十日止六個月

	%	百萬美元
電訊產品	52.9	297.0
電子學習產品	34.5	194.0
承包生產業務	12.6	70.7
總計	100.0	561.7



就集團整體而言，北美洲市場的收入為321,700,000美元，佔集團收入的57.3%，而歐洲及亞太區的收入分別為197,200,000美元及31,200,000美元，佔集團收入的35.1%及5.6%。三個經營地區的收入對集團總收入貢獻比率之改變，主要反映集團三個核心業務於歐洲的銷售額上升，及電訊產品業務於北美洲的銷售額下跌所引致的情況。再者，電子學習產品及承包生產業務於亞太區有進一步的發展，令亞太區的收入錄得理想的增幅。

集團收入
截至九月三十日止六個月


百萬美元
600
540
480
420
360
300
240
180
120
60
0
457.1
561.7
2004
2005

集團按經營地區劃分的收入
截至二零零五年九月三十日止六個月

	%	百萬美元
北美洲	57.3	321.7
歐洲	35.1	197.2
亞太區	5.6	31.2
其他	2.0	11.6
總計	100.0	561.7



由於電子學習產品業務的表現強勁，而電訊產品業務於北美洲的銷售額下跌，令電子學習產品業務的收入佔集團總收入的比率持續上升，從二零零五年財政年度上半年的20.8%增長至二零零六財政年度上半年的34.5%。電訊產品業務及承包生產業務分別佔集團收入的52.9%及12.6%。

截至二零零五年九月三十日止六個月期間，股東應佔溢利上升444.7%至46,300,000美元，而上一財政年度同期則為8,500,000美元。集團盈利大幅增長，反映管理層成功令電訊產品業務恢復盈利貢獻、電子學習產品業務的持續強勁勢頭以及承包生產業務的進一步增長。

股東應佔溢利
截至九月三十日止六個月


百萬美元
50
45
40
35
30
25
20
15
10
5
0
8.5*
46.3
2004
2005

* 包括於二零零五財政年度上半年因索償個案獲得解決的非經常性收益共3,300,000美元

集團毛利為187,700,000美元，較上一財政年度同期的133,500,000美元顯著上升。期內，毛利率獲得改善，由29.2%上升至33.4%。毛利率改善是由於集團的銷售組合改變、V.Smile產品系列繼續大受歡迎，以及電訊產品業務成本結構得到改善。

為配合銷售額之增長，集團的銷售及分銷成本上升4.0%，主要包括推廣費用的增加。有見於管理層嚴格控制成本，於本財政年度上半年，銷售及分銷成本佔集團收入的比率為15.7%，而較上一財政年度首六個月的18.6%明顯下跌。集團的行政及其他經營費用為30,800,000美元，較上一財政年度同期增加12,200,000美元。行政及其他經營費用上升主要由於歐元及英鎊兑美元的滙價下跌，令二零零六財政年度上半年錄得滙兑虧損4,600,000美元，而上一財政年度上半年則錄得滙兑收益1,600,000美元。於上一財政年度上半年，集團成功出售墨西哥的廠房和公司，而取得1,800,000美元的收益。於二零零六財政年度上半年並無此等收益。

集團於二零零六財政年度開始採納國際會計準則第二號「股份為基礎報酬」，而依照有關準則，集團的行政及其他經營費用已包括集團於二零零六財政年度上半年的購股權支出1,000,000美元。此改變對二零零五財政年度的財務情況影響輕微，故此並無需於上一財政年度作出任何調整。

截至二零零五年九月三十日止六個月期間，集團在產品研究及開發方面的支出為18,300,000美元，佔集團收入的3.3%。

流動資金與財務資源

集團的財務資源持續充裕。於二零零五年九月三十日，集團持有現金101,700,000美元。計息負債總額為100,000美元，須於五年內償還。除此之外，集團基本上並無債務。集團的借款均以歐元及美元為單位，按固定息率計算，並以集團若干設備作抵押。集團現擁有足夠的流動資金以應付未來的營運資金需求。

財務政策

集團的財務政策目標是管理集團全球營運所帶來的滙率波動風險。集團的政策是不參與任何投機活動，但會透過遠期外滙合約對沖重大風險。

營運資金

集團於二零零五年九月三十日的存貨及應收賬款分別為184,400,000美元及245,900,000美元，而集團於二零零五年三月三十一日的存貨及應收賬款則為124,200,000美元及162,300,000美元。存貨水平增加的主要原因，是為了切合市場於即將來臨的節日對電子學習產品的需求。應收賬款水平增加是由於二零零六財政年度首六個月電子學習產品的銷量上升，而存貨及應收賬款的週轉期分別縮短至106日及57日，上一財政年度同期則為115日及62日。

簡明綜合財務報表

簡明綜合損益表

	附註	(未經審核) 截至九月三十日止六個月 二零零五年 百萬美元	二零零四年 百萬美元	(已審核) 截至三月三十一日止年度 二零零五年 百萬美元
收入	2	**561.7**	457.1	1,022.0
銷售成本		**(374.0)**	(323.6)	(693.2)
毛利		**187.7**	133.5	328.8
銷售及分銷成本		**(88.4)**	(85.0)	(182.6)
管理及其他經營費用		**(30.8)**	(18.6)	(51.7)
研究及開發費用		**(18.3)**	(20.0)	(38.5)
索償之淨收款		**–**	3.3	6.7
經營溢利	2 & 3	**50.2**	13.2	62.7
財務收入淨額	4	**1.8**	0.4	1.0
應佔聯營公司業績		**–**	–	–
除税前正常業務溢利		**52.0**	13.6	63.7
税項	5	**(5.7)**	(5.1)	(6.8)
股東應佔溢利		**46.3**	8.5	56.9
中期股息	6	**14.3**	2.3	2.3
末期股息	6			27.3
每股盈利(美仙)	7			
一基本		**20.1**	3.8	25.2
一攤薄		**19.9**	3.7	24.9

簡明綜合股東資金變動表

	附註	(未經審核) 截至九月三十日止六個月 二零零五年 百萬美元	二零零四年 百萬美元	(已審核) 截至三月三十一日止年度 二零零五年 百萬美元
於期初的股東資金		**203.3**	162.6	162.6
行使購股權		**11.2**	0.1	0.1
行使認股權證		**3.3**	–	–
對沖儲備變現		**–**	–	3.1
期內進行對沖的公允價值收益／(虧損)		**1.4**	(0.2)	(3.1)
僱員購股權計劃之資本儲備		**1.0**	–	–
滙兑差額		**(2.5)**	0.5	1.8
沒有在損益表確認的收益及虧損淨額		**14.4**	0.4	1.9
股東應佔溢利		**46.3**	8.5	56.9
期內核准及支付的股息	6	**(28.0)**	(15.8)	(18.1)
於期末的股東資金		**236.0**	155.7	203.3

簡明綜合資產負債表

	附註	(未經審核) 九月三十日 二零零五年 百萬美元	二零零四年 百萬美元	(已審核) 三月三十一日 二零零五年 百萬美元
非流動資產				
有形資產	8	**50.9**	53.8	52.6
租賃土地付款		**3.4**	1.8	1.8
遞延税項資產		**5.7**	3.9	2.6
投資		**0.3**	0.2	0.2
		60.3	59.7	57.2
流動資產				
存貨		**184.4**	185.8	124.2
應收賬款及預付款	9	**268.7**	206.3	175.7
可收回税項		**1.2**	1.6	2.4
現金及現金等價物		**101.7**	60.8	123.9
		556.0	454.5	426.2
流動負債				
應付賬款及應計費用	10	**(318.0)**	(308.0)	(231.3)
準備		**(47.9)**	(40.8)	(41.2)
借貸		**–**	(0.2)	(0.1)
應付税項		**(12.6)**	(7.6)	(6.7)
		(378.5)	(356.6)	(279.3)
流動資產淨值		**177.5**	97.9	146.9
資產減流動負債總值		**237.8**	157.6	204.1
非流動負債				
借貸		**(0.1)**	(0.1)	(0.1)
遞延税項負債		**(1.7)**	(1.8)	(0.7)
		(1.8)	(1.9)	(0.8)
資產淨值		**236.0**	155.7	203.3
資本及儲備				
股本	11	**11.9**	11.3	11.3
儲備	12	**224.1**	144.4	192.0
股東資金		**236.0**	155.7	203.3

簡明綜合現金流量表

	(未經審核) 截至九月三十日止六個月 二零零五年 百萬美元	二零零四年 百萬美元	(已審核) 截至三月三十一日止年度 二零零五年 百萬美元
經營活動產生／(所用)的現金淨額	**0.8**	(21.9)	49.6
投資活動所用的現金淨額	**(9.7)**	(4.5)	(11.4)
融資活動所用的現金淨額	**(13.5)**	(18.0)	(20.5)
滙率變動的影響	**0.2**	–	1.0
現金及現金等價物(減少)／增加	**(22.2)**	(44.4)	18.7
於期初的現金及現金等價物	**123.9**	105.2	105.2
於期末的現金及現金等價物	**101.7**	60.8	123.9

第21至第24頁的附註屬簡明綜合財務報表的一部分。

1 編製基準

未經審核之中期簡明綜合財務報表是按照香港聯合交易所有限公司證券上市規則(「香港上市規則」),並符合國際會計準則委員會頒布的國際會計準則第三十四號 — 中期財務報告而編製。

在中期簡明綜合財務報表所包括有關截至二零零五年三月三十一日止財政年度的財務資料,並非構成在該財政年度按國際財務報告準則而編製的本公司年度財務報表的整體,但有關之數字由該財務報表導出。截至二零零五年三月三十一日止年度之財務報表可於本公司的註冊辦事處索取。核數師在二零零五年六月二十二日發出的報告書中對該財務報表作出無保留意見。

除採用國際會計準則第二號「股份為基礎報酬」(「IFRS2」)之會計政策外,中期簡明綜合財務報表採用的各項會計政策,與二零零五年度財務報表所採用的會計政策一致。在過往年度,本集團並未有就授予僱員(包括董事)購股權作購買本公司股份時確認任何費用。若僱員行使購股權,本公司的股本及股份溢價所計入的面額將只限於購股權行使價格的應收款項。

由二零零五年一月一日起,為符合IFRS2之要求,本集團於綜合損益表內確認該購股權的公允價值為費用,股東資金內的資本儲備亦相應增加。僱員在完全授予購股權前,必須符合該購股權所賦予的條款,而集團會確認授予的購股權所賦予權利期間之公允價值。本集團享用IFRS2關於購股權的過渡條款,並只應用IFRS2於二零零二年十一月七日後授予及於二零零五年一月一日或之前並未生效之購股權。因應此會計政策之修訂,本集團期內之溢利減少1,000,000美元,而該數額已計入資本儲備內。採用IFRS2之會計政策對二零零五年三月三十一日本集團之財政狀況及截至該財政年度之業績並無構成重大的影響。

2 分部資料

收入是指本集團向第三方銷售貨品和提供服務的已收及應收款項所產生的營業額。

本集團的主要業務是設計、製造及分銷消費電子產品,主要業務分部是電訊及電子產品業務。

主要報告模式 — 業務分部

	(未經審核) 截至九月三十日止六個月			
	收入	收入	經營溢利/(虧損)	經營溢利/(虧損)
	二零零五年	二零零四年	**二零零五年**	二零零四年
	百萬美元	百萬美元	**百萬美元**	百萬美元
電訊及電子產品	**561.3**	456.2	**50.6**	13.4
其他業務活動	**0.4**	0.9	**(0.4)**	(0.2)
	561.7	457.1	**50.2**	13.2

其次報告模式 — 地區分部

	(未經審核) 截至九月三十日止六個月			
	收入	收入	經營溢利/(虧損)	經營溢利/(虧損)
	二零零五年	二零零四年	**二零零五年**	二零零四年
	百萬美元	百萬美元	**百萬美元**	百萬美元
北美洲	**321.7**	299.5	**21.4**	1.2
歐洲	**197.2**	123.4	**22.8**	6.4
亞太區	**31.2**	22.5	**3.3**	1.4
其他	**11.6**	11.7	**2.7**	4.2
	561.7	457.1	**50.2**	13.2

3 經營溢利

計算經營溢利時已扣除/(計入)以下項目:

		(未經審核) 截至九月三十日止六個月	
		二零零五年	二零零四年
	附註	**百萬美元**	百萬美元
折舊費用	8	**8.8**	9.3
出售有形資產之虧損		**0.5**	0.2
出售附屬公司之收益		–	(1.0)
出售待售資產之收益		–	(0.8)

4 財務收入淨額

	(未經審核) 截至九月三十日 止六個月	
	二零零五年 百萬美元	二零零四年 百萬美元
利息支出	–	(0.1)
利息收入	**1.8**	0.5
	1.8	0.4

5 稅項

	(未經審核) 截至九月三十日 止六個月	
	二零零五年 百萬美元	二零零四年 百萬美元
本公司及附屬公司		
稅項		
香港	**7.5**	2.9
美國	**0.2**	1.9
其他國家	**0.1**	0.3
遞延稅項		
產生及撤銷短暫差異	**(2.1)**	–
	5.7	5.1
本期稅項	**7.8**	3.9
以前年度準備不足	–	1.2
遞延稅項	**(2.1)**	–
	5.7	5.1

就溢利計徵的稅項是按照本集團業務所在國家的現行稅率計算。

6 股息

(a) 期內應佔股息：

	(未經審核) 截至九月三十日 止六個月	
	二零零五年 百萬美元	二零零四年 百萬美元
已宣派中期股息每股6.0美仙 (二零零四年：1.0美仙)	**14.3**	2.3

於結算日後宣告派發的中期股息尚未在結算日確認為負債。

(b)於二零零五年度結算日後，董事會建議派發截至二零零五年三月三十一日止財政年度末期股息每股12.0美仙(二零零四年：7.0美仙)予於二零零五年八月十二日辦公時間結束時名列本公司股東名冊上之股東，總數估計為27,300,000美元。二零零五年度末期股息已於二零零五年八月十二日舉行之股東週年大會通過。由於在二零零五年四月一日至二零零五年八月十二日期間因行使購股權而發行股票，故此於二零零五年三月三十一日止年度的末期股息總數為28,000,000美元(二零零四年：15,800,000美元)，並已全數支付。

7 每股盈利

每股基本及攤薄盈利是根據本集團的股東應佔溢利46,300,000美元(二零零四年：8,500,000美元)計算。

每股基本盈利是根據期內已發行普通股的加權平均股數230,600,000股(二零零四年：225,600,000股)計算。每股攤薄盈利是根據期內已發行普通股的加權平均股數232,500,000股(二零零四年：230,600,000股)計算，即期內已發行普通股之加權平均股數，並就僱員購股權計劃而視為無償發行普通股之加權平均數作出調整。

8 有形資產

	(未經審核) 百萬美元
於二零零五年四月一日	52.6
增置	9.5
出售	(0.6)
轉至租賃土地付款	(1.4)
折舊	(8.8)
滙率變動的影響	(0.4)
於二零零五年九月三十日	**50.9**

9 應收賬款及預付款

應收賬款及預付款總額為268,700,000美元(二零零五年三月三十一日：175,700,000美元)，其中包括應收賬款245,900,000美元(二零零五年三月三十一日：162,300,000美元)。

按交易日期對應收賬款淨額作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零五年 百萬美元	(已審核) 三月三十一日 二零零五年 百萬美元
零至30天	**133.8**	73.2
31至60天	**74.1**	53.9
61至90天	**29.5**	21.3
超過90天	**8.5**	13.9
總計	**245.9**	162.3

本集團的銷售主要是以信用狀及介乎三十天至九十天期限的無保證信貸進行。部分無保證信貸銷售以信貸保險及銀行擔保做出保證。

10 應付賬款及應計費用

應付賬款及應計費用總額為318,000,000美元(二零零五年三月三十一日：231,300,000美元)，其中包括應付賬款162,500,000美元(二零零五年三月三十一日：98,200,000美元)。

按交易日期對應付賬款作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零五年 百萬美元	(已審核) 三月三十一日 二零零五年 百萬美元
零至30天	**66.8**	45.2
31至60天	**57.8**	23.5
61至90天	**26.2**	18.1
超過90天	**11.7**	11.4
總計	**162.5**	98.2

11 股本、購股權及認股權證

股本

	(未經審核) 九月三十日 二零零五年 百萬美元	(已審核) 三月三十一日 二零零五年 百萬美元
法定		
普通股：		
400,000,000股(二零零五年三月三十一日：400,000,000股)每股面值0.05美元	**20.0**	20.0

	股份數目	(未經審核) 九月三十日 二零零五年 百萬美元	股份數目	(已審核) 三月三十一日 二零零五年 百萬美元
已發行及繳足				
每股面值0.05美元之普通股：				
於二零零五年四月一日	**225,627,133**	**11.3**	225,627,133	11.3
行使購股權發行之股份	**8,677,000**	**0.4**	–	–
行使認股權證發行之股份	**3,000,000**	**0.2**	–	–
於二零零五年九月三十日	**237,304,133**	**11.9**	225,627,133	11.3

附註： 於結算日後及截至二零零五年十一月二十三日止，由於785,000股行使價格為每股10.2港元之購股權及25,000股行使價格為每股8.71港元之購股權被行使，本公司之已發行及繳足股本增加至238,114,133股普通股。

購股權

根據於二零零一年八月十日採納之購股權計劃(「二零零一年計劃」)，董事獲授權於批准採納二零零一年計劃當日起計十年內之任何時間向本公司及本集團之附屬公司之若干僱員，包括執行董事(但不包括非執行董事)授出可認購本公司股份之購股權，而認購價格將由董事根據二零零一年計劃之條款而決定。

於二零零五年九月三十日，二零零一年計劃可予發行之股份數目為8,723,000股，約佔本公司已發行股份3.7%。根據二零零一年計劃授出之購股權數目於期內之變動情況載列如下：

授出日期 (附註1)	行使價格	可行使期間 (附註2)	二零零五年 四月一日 已發行結存	期內 授出之 購股權數目	期內 已行使之 購股權數目	期內 作廢之 購股權數目 (附註6)	二零零五年 九月三十日 已發行結存
二零零二年二月二十六日至 二零零二年三月二十六日	10.2港元	二零零五年二月二十六日至 二零零七年三月二十五日	9,645,000	–	(8,112,000) (附註4)	(70,000)	**1,463,000**
二零零二年七月十日至 二零零二年八月八日	8.71港元	二零零五年七月十日至 二零零七年八月七日	760,000	–	(565,000) (附註5)	–	**195,000**
二零零四年四月二十日至 二零零四年五月十九日	15.0港元	二零零七年四月二十日至 二零零九年五月十九日	2,135,000	–	–	(50,000)	**2,085,000**
二零零四年十一月十九日	11.03港元	二零零七年十一月二十二日至 二零零九年十一月二十一日	1,500,000	–	–	–	**1,500,000**
二零零五年三月二十三日至 二零零五年四月二十二日	11.41港元	二零零八年三月二十三日至 二零一零年三月二十二日	1,480,000	–	–	–	**1,480,000**
二零零五年八月十二日	19.3港元	二零零八年八月二十六日至 二零一零年八月二十五日	–	2,000,000 (附註3)	–	–	**2,000,000**
			15,520,000	2,000,000	(8,677,000)	(120,000)	**8,723,000**

附註1： 由於參與二零零一年計劃之僱員數目眾多，在本報告書內所示之有關資料只為有關數據之合理範圍。就向僱員授出之購股權而言，其授出乃基於在特定之期間內有關僱員接納該購股權之建議。

附註2： 授出購股權之其中一項附帶條件是有關僱員與本公司議定，於購股權被視作授出及獲接納當日起計三十六個月內不得行使，而於購股權被視作授出及獲接納當日起計及六十個月以後亦不得行使。惟購股權於承受人達六十歲時將自動完全授予承受人。

附註3： 於二零零五年八月十二日，本公司根據二零零一年計劃向本公司及其附屬公司之董事黃子欣先生授出2,000,000股行使價格為每股19.3港元之購股權，可購入本公司2,000,000股普通股。於二零零五年八月十一日（即緊接於授出購股權之前一天），本公司於香港聯合交易所有限公司交易之股份收市價為每股19.5港元。

附註4： 合共8,112,000股行使價格為每股10.2港元之購股權在本財政期間獲行使。有關本公司股份在緊接購股權行使日期之前的加權平均收市價為每股16.8港元。

附註5： 合共565,000股行使價格為每股8.71港元之購股權在本財政期間獲行使。有關本公司股份在緊接購股權行使日期之前的加權平均收市價為每股21.7港元。

附註6： 期內沒有註銷的購股權。

於簡明綜合損益表中扣除之購股權費用乃根據以下假設及按Black-Scholes models計算：

	授出日期			
	二零零四年 四月二十日	二零零四年 十一月十九日	二零零五年 三月二十三日	二零零五年 八月十二日
各購股權於授出日期之公允價值	5.1港元	2.6港元	3.1港元	5.4港元
於授出日期之收市價	15.0港元	10.9港元	11.4港元	19.3港元
行使價格	15.0港元	11.03港元	11.41港元	19.3港元
預期股價波幅	50.7%	49.1%	47.5%	48.0%
無風險年利率	3.5%	2.8%	4.0%	3.9%
預期購股權平均年期	3.5年	3.5年	3.5年	3.5年
預期股息收益率	2.6%	7.1%	5.5%	5.1%

預期股價回報標準差的波幅乃按緊接授出當日前一年的每日股價統計分析計算。

認股權證

根據本公司於二零零零年一月十九日發出之認股權證票據，本公司授予AT&T認股權證（「AT&T認股權證」），附有可於二零一二年一月十八日或該日期以前按每股20.0港元認購本公司3,000,000股普通股股份之權利。此為本公司與AT&T Corp.訂立之品牌特許協議之部份代價，而AT&T Corp.授予本公司為期十年之特許權以獨家使用 AT&T 品牌製造並在美國及加拿大銷售固網電話及配件。

根據於二零零二年一月二十四日訂立之經修訂AT&T品牌特許協議，AT&T認股權證之認購價格已修訂為每股8.43港元，經修訂之認購價乃按每股20.0港元之初步認購價或本公司股份於緊接二零零二年七月十五日前五個交易日在香港聯合交易所有限公司所報收市價之平均價值以其中較低者為基準而釐定。而認股權證之屆滿日已改為二零一一年十二月十二日。

合共3,000,000股之認股權證在本財政期間獲行使，於二零零五年九月三十日，概無任何尚未行使的認股權證。

12 儲備

	（未經審核） 九月三十日 二零零五年 百萬美元	（已審核） 三月三十一日 二零零五年 百萬美元
股份溢價	**88.3**	74.4
其他物業重估儲備	**6.1**	6.1
收入儲備	**134.7**	116.4
滙兑儲備	**(7.4)**	(4.9)
資本儲備	**1.0**	—
對沖儲備	**1.4**	—
	224.1	192.0

13 資本承擔

	（未經審核） 九月三十日 二零零五年 百萬美元	（已審核） 三月三十一日 二零零五年 百萬美元
物業、機器及設備的資本承擔：		
已授權但未訂約	**26.2**	45.1
已訂約但未提撥準備	**11.7**	2.9
	37.9	48.0

14 中期報告書核准

董事會於二零零五年十一月二十三日核准本中期報告書。

中期股息

董事會宣告派發截至二零零五年九月三十日止每股普通股份6.0美仙之中期股息予於二零零五年十二月十六日辦公時間結束時名列本公司股東名冊上之股東。

中期股息將於二零零六年一月四日以美元支付，惟註冊地址在香港之股東將可收取等值港幣之股息，而名列本公司英國股東名冊上之股東則可收取等值英鎊之股息。等值港幣及英鎊之股息均以二零零五年十二月二十二日香港上海滙豐銀行有限公司向本公司提供之中位滙率計算。

暫停辦理股份過戶登記手續

本公司將於二零零五年十二月十二日至二零零五年十二月十六日(包括首尾兩天)暫停辦理股份過戶登記手續。在此期間，本公司將不會接受股份過戶登記。

為確保獲得派發中期股息之權利，所有股份過戶文件連同有關股票，最遲須於本公司股份過戶登記處之當地時間二零零五年十二月九日(星期五)下午四時前送達本公司股份過戶登記處辦理登記。

本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda；於英國之股份過戶登記分處為Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom；於香港之股份過戶登記分處為香港中央證券登記有限公司位於香港皇后大道東183號合和中心46樓 。

股本、購股權及認股權證

本公司股本、購股權及認股權證之變動情況詳載於簡明綜合財務報表附註11。

董事於股份、相關股份及債券之權益及淡倉

於二零零五年九月三十日，根據本公司依循香港證券及期貨條例(「證券及期貨條例」)第352條須存置的登記冊所載及根據英國 Financial Services Authority(金融服務監察局)上市規則(「英國上市規則」)第16.13至16.17條之規定須知會UK Listing Authority(「英國上市監察局」)之紀錄所載，本公司各董事及最高行政人員所持有本公司之股份、相關股份及債券之權益及淡倉如下：

(1) 本公司權益

董事姓名	股份數目			股本衍生工具(購股權)	總數	持有股份概約百分比
	個人權益	家族權益	其他權益			
黃子欣	15,454,393	3,968,683	74,101,153 (附註1)	2,000,000	95,524,229	40.3%
李偉權	2,549,332	–	–	1,500,000	4,049,332	1.7%
錢果豐	–	–	–	–	–	–
馮國綸	1,041,630	–	–	–	1,041,630	0.4%
田北辰	–	–	1,123,000 (附註2)	–	1,123,000	0.5%
汪穗中	–	–	–	–	–	–

附註：

1. 該等股份由 Honorex Limited (「Honorex」)直接持有1,416,325股、Conquer Rex Limited (「Conquer Rex」)直接持有65,496,225股及 Twin Success Pacific Limited (「Twin Success」) 直接持有7,188,603股。Conquer Rex 為 Honorex 之全資附屬公司。Conquer Rex 、Honorex 及 Twin Success 均為酌情信託 The Wong Chung Man 1984 Trust 之受託人 Trustcorp Limited 之全資附屬公司， 而該酌情信託之成立人為本公司之董事黃子欣先生。 Trustcorp Limited 被視作間接持有總權益 74,101,153股及Honorex亦被視作間接持有 65,496,225股。

2. 該等股份以Romsley International Limited 之名義登記，其為 J.P. Morgan Trust Company (Bahamas) Limited 之全資附屬公司。而 J.P. Morgan Trust Company (Bahamas) Limited 為酌情信託 The Joy Plus Trust 之受託人。田北辰先生為該酌情信託之成立人。

3. 上文所載之權益均為長盤。

(2) 本公司購股權

董事姓名	授予日期	行使價格	可行使期間(附註1)	持有購股權數目 二零零五年四月一日	持有購股權數目 二零零五年九月三十日
黃子欣	二零零二年二月二十六日	10.2港元	二零零五年三月十一日至二零零七年三月十日	2,000,000	—(附註2)
黃子欣	二零零五年八月十二日	19.3港元	二零零八年八月二十六日至二零一零年八月二十五日	—	2,000,000(附註3)
李偉權	二零零二年二月二十六日	10.2港元	二零零五年三月五日至二零零七年三月四日	1,750,000	—(附註4)
李偉權	二零零四年十一月十九日	11.03港元	二零零七年十一月二十二日至二零零九年十一月二十一日	1,500,000	1,500,000

附註：

1. 授予購股權之其中一項附帶條件是有關之承授人與本公司議定，於購股權接納當日起計三十六個月之期間內不得行使，而於購股權接納當日起計六十個月以後亦不得行使。
2. 2,000,000股之購股權被行使，有關股票在緊接購股權行使日期之前的加權平均收市價為每股13.2港元。
3. 有關股票在緊接購股權授出日期之前的收市價為每股19.5港元。
4. 1,750,000股之購股權被行使，有關股票在緊接購股權行使日期之前的加權平均收市價為每股13.7港元。

除上文所披露外，於二零零五年九月三十日，根據證券及期貨條例第XV部須存置的登記冊內所載或根據香港上市規則所載有關上市發行人董事進行證券交易之標準守則或根據英國上市規則第16.13至16.17條之規定須知會英國上市監察局之紀錄所載，本公司董事及最高行政人員概無持有本公司或其聯營公司(釋義見證券及期貨條例第XV部)之股份、相關股份及債券之權益及淡倉紀錄。

主要股權

於二零零五年九月三十日，本公司根據證券及期貨條例第336條存置之主要股東登記冊及根據英國上市規則第9.11至9.14條之規定須知會英國上市監察局之紀錄所載(除上文所載之董事及最高行政人員外)，就本公司所知，於二零零五年九月三十日，擁有本公司已發行股本3%或以上權益之人士及每位該等人士所持權益之資料如下：

股東姓名	身份	持有股份數目	持有股份概約百分比
Trustcorp Limited	所控制法團權益(附註1)	74,101,153	31.2%
Honorex Limited	實益擁有人(附註1)	1,416,325	28.2%
	所控制法團權益(附註1)	65,496,225	
Conquer Rex Limited	實益擁有人(附註1)	65,496,225	27.6%
惠理基金管理公司	投資經理(附註2)	28,043,000	11.8%
謝清海	所控制法團權益(附註2)	28,043,000	11.8%
Twin Success Pacific Limited	實益擁有人(附註1)	7,188,603	3.0%

附註：

1. 該等股份由 Honorex Limited(「Honorex」)直接持有1,416,325股、Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股，Conquer Rex 為 Honorex 之全資附屬公司。Conquer Rex、Honorex 及 Twin Success 均為酌情信託 The Wong Chung Man 1984 Trust 之受託人 Trustcorp Limited之全資附屬公司，而該酌情信託之成立人為本公司之董事黃子欣先生(「黃先生」)。Trustcorp Limited 被視作間接持有總權益 74,101,153股及 Honorex 亦視作間接持有65,496,225股。黃先生持有74,101,153股之成立人權益已於上文「董事於股份、相關股份及債券之權益及淡倉」一段中披露。
2. 由於謝清海先生擁有32.8%惠理基金管理公司之權益，因此被視作持有相關股份權益。
3. 上文所載之權益均為長盤。

除上文所披露外，於二零零五年九月三十日概無任何人士(除本公司董事及最高行政人員外)通知本公司於本公司之股份、相關股份及債券中擁有根據證券及期貨條例第XV部須披露或根據證券及期貨條例第336條存置之主要股東登記冊所載之權益及淡倉或根據英國上市規則第9.11至9.14條須通知英國上市監察局之有關權益。

購股權計劃

本公司設有購股權計劃(「二零零一年計劃」),以對本集團之業務成就有貢獻之合資格參與人士提供獎勵及獎賞。二零零一年計劃之合資格參與人士包括執行董事(但不包括非執行董事)及本公司及/或其任何附屬公司之僱員。二零零一年計劃之詳情載於簡明綜合財務報表附註11。

關連交易

於二零零五年四月六日,本公司宣布已進行一項交易,該等交易已構成本公司根據香港上市規則第14A.34條及英國上市規則第11章所指之持續關連交易,詳載如下:

於二零零五年四月六日,本公司(作為租客)與 Aldenham Company Limited (「Aldenham」) (作為業主)訂立租約(「該租約」),租用位於香港寶雲道之物業,租期由二零零五年四月一日至二零零七年三月三十一日,為期兩年,每月租金為250,000港元以提供住所予本公司之董事、行政總裁兼主要股東黃子欣先生(「黃先生」)。 Aldenham乃某信托間接持有之全資附屬公司,而黃先生之家族成員乃為上述信托之受益 人。Aldenham因此按香港上市規則定義為本公司之關連人士,而該租約則構成持續關連交易。

購買、出售或贖回上市股份

截至二零零五年九月三十日止六個月內,本公司概無贖回其任何股份。於回顧期內,本公司或其任何附屬公司概無購買或出售本公司之股份。

遵守企業管治常規守則

偉易達致力維持高度之企業管治,以使所有商業活動及決策得到適當的監管。於二零零五年九月三十日止六個月內,本公司均遵守香港上市規則之企業管治常規守則(「該守則」)之所有守則條文,惟偏離下文所述該守則第A.2.1及A.4.1條守則條文的規定:

根據該守則第A.2.1條守則條文,主席與行政總裁的角色應有區分,並不應由一人同時兼任。而黃子欣先生則擔任主席同時兼任集團行政總裁。董事會認為此架構不會削弱董事會與集團管理層之間的權力及授權分佈之平衡,因大部份董事會成員為非執行董事,而其中六分之四則為獨立人士。因黃子欣先生於業內擁有資深的經驗,董事會相信委任彼為主席兼集團行政總裁之職位對本集團會帶來益處。

根據該守則第A.4.1條守則條文,非執行董事的委任應有指定任期,並須接受重新選舉。本公司的非執行董事並無指定任期,但須根據本公司細則輪流退任,使各非執行董事須最少每三年退任一次。

證券交易標準守則

本公司就本報告所包括的會計年度已採納香港上市規則附錄10及英國上市規則第16章之附錄所載有關董事及高層管理人員進行證券交易的標準守則。經向本公司所有董事作出具體查詢後,本公司各董事均確認已遵守標準守則所規定的準則。

審核委員會

審核委員會包括錢果豐先生、馮國綸先生及田北辰先生,三位均為本公司之獨立非執行董事,以協助董事會履行多方面的監督責任,範圍包括財務滙報、風險管理,以及評估內部控制及審計程序。審核委員會亦須確保集團遵守所有適用法例。審核委員會的職權範圍已獲審核委員會通過,並登載於本公司網頁。

審核委員會已聯同管理層檢討本集團採納之會計準則及慣例,並檢討財務報告事項(包括截至二零零五年九月三十日止未經審核之中期簡明綜合財務報表)。

上市

偉易達集團的股份分別在香港聯合交易所有限公司及倫敦交易所上市，其普通股亦以美國預託證券方式，透過紐約銀行買賣。

股份代號

香港聯合交易所有限公司	303
倫敦交易所	VTH
美國預託證券	VTKHY

財務日誌

暫停辦理股份過戶登記	二零零五年十二月十二日至十二月十六日(包括首尾兩天)
派發中期股息	二零零六年一月四日
二零零六財政年度業績公布	二零零六年六月

股份過戶登記處

主要

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road
Pembroke, Bermuda
電話： (441) 299 3954
傳真： (441) 295 6759
電郵： funds@bntb.bm

香港分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓
電話： (852) 2862 8628
傳真： (852) 2865 0990
電郵： hkinfo@computershare.com.hk

英國分處

Capita IRG Plc
Bourne House, 34 Beckenham Road
Kent BR3 4TU, DX91750
Beckenham West, United Kingdom
電話： (44) 20 8639 2157
傳真： (44) 20 8639 2342
電郵： ssd@capitaregistrars.com

股份資料

每手買賣股數：	1,000股
於二零零五年九月三十日已發行股份：	237,304,133股

股息

截至二零零五年九月三十日止六個月之每股股息	每股普通股6.0美仙

投資者關係聯絡人

香港新界大埔汀角路57號
太平工業中心第1期23樓
企業傳訊部
電話： (852) 2680 1000
傳真： (852) 2680 1788
電郵： investor_relations@vtech.com

網址

www.vtech.com
www.irasia.com/listco/hk/vtech

公司資料

董事會

執行董事

黃子欣
主席兼集團行政總裁

李偉權
副主席

獨立非執行董事

錢果豐
馮國綸
田北辰
汪穗中

審核委員會

錢果豐
馮國綸
田北辰

酬金委員會

錢果豐
馮國綸
田北辰

公司秘書

張怡煒

合資格會計師

唐嘉紅

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處

香港新界大埔汀角路57號
太平工業中心第1期23樓

主要往來銀行

香港上海滙豐銀行有限公司
恒生銀行有限公司
渣打銀行

核數師

畢馬威會計師事務所
香港執業會計師

美國預託證券

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

If there is a dispute between the Chinese translation and the English version of this Report and Accounts, the English version shall prevail.
本報告書及賬目之中文譯本與英文本如有任何歧義，概以英文本為準。

VTech Holdings Ltd
(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300
http://www.vtech.com
email: investor_relations@vtech.com

偉易達集團
(於百慕達註冊成立之有限公司)

香港新界大埔汀角路57號太平工業中心第1期23樓
電話: (852) 2680 1000 傳真: (852) 2680 1300
http://www.vtech.com
電郵: investor_relations@vtech.com